FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of March 2012
No. 03

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 19, 2012, the registrant announces CSEM Joins TowerJazz “Design Star Awards Program”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 19, 2012	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

CSEM Joins TowerJazz “Design Star Awards Program”

Companies combine CSEM’s vast experience in ultra-low power design with TowerJazz’s specialty process technologies to serve wide range of customers with emphasis on
European markets

NEUCHATEL, Switzerland and MIGDAL HAEMEK, Israel, March 19, 2012 – TowerJazz, the global specialty foundry leader, today announced that CSEM, Swiss Center for Electronics and Microtechnology, has joined its “Design Star Awards Program,” a design center partnership program offered to leading independent design centers.

With this close cooperation, CSEM will be able to support their customers in an optimal way for applications such as RF, high performance analog, mixed-signal, power management and in particular CMOS image/optical sensors.

CSEM’s vast experience in ultra-low power design, combined with TowerJazz’ unique specialty processes, allow both companies to serve a wide range of customers targeting European markets. Having designed previously for TowerJazz technologies, CSEM will leverage this expertise for new projects.

“We are pleased to join TowerJazz’s Design Star Awards Program and we see this as a win-win scenario. Our customers will have access to TowerJazz’s broad range of process technologies and we will benefit from the rewards and support offered toward engineering services,” said Dr. Dragan Manic, Deputy Division Head, Integrated and Wireless Systems, CSEM.

“CSEM is a strong European design center and we look forward to working further with them and their customers through our Design Star Awards Program. As CSEM’s customers manufacture their products at TowerJazz, we will recommend our customers to design their products with CSEM,” said Ori Galzur, TowerJazz Vice President of Design Center and PDK Development.

About CSEM
CSEM SA, founded in 1984, is a private research and technology organization (RTO) specializing in microtechnology, nanotechnology, microelectronics, systems engineering and communications technologies. Approximately 400 highly qualified and specialized employees from various scientific and technical disciplines work for CSEM.

CSEM is one of Europe’s leading providers of ultra-low power RF and mixed-signal ASIC design, and offers a flexible engagement model, ranging from licensing of ultra-low power IPs and customized analog IP block design for semiconductor vendors, through to full-custom ASIC and SoC design and delivery. Further information is available at www.csem.ch.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company/Media Contact:	CSEM Media Contact:
Lauri Julian	Claudine Julia-Schmutz
+1 949.715.3049	+41 32 720 5694
Lauri.julian@towerjazz.com	claudine.julia-schmutz@csem.ch

TowerJazz Investor Relations Contact	CSEM Project Contact:
Noit Levi	Dr. Dragan Manic
+972 4 604 7066	+41 32 720 5019
noit.levi@towerjazz.com	dragan.manic@csem.ch